OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:                                            3235-0145
Expires:
     October 31, 1997
Estimated average burden
hours per form . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . 14.90



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

                 TATHAM OFFSHORE, INC.
(Name of Issuer)


                 Common Stock, $.01 Par Value

(Title of Class of Securities)


                           876628108
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                      July 1, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement
 . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

Page 1 of 12 Pages
                                          SCHEDULE 13D

CUSIP No.   876628108



Page   2   of    12    Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Elliott Associates, L.P., a Delaware Limited
Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

  11,914,527

8
SHARED VOTING POWER

                   0

9
SOLE DISPOSITIVE POWER

                   11,914,527

10
SHARED DISPOSITIVE POWER

                   0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   11,914,527
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   32.17%
14
TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   876628108



Page   3   of    12    Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Westgate International, L.P., a Cayman Islands
Limited Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Cayman Islands, British West Indies

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   0

8
SHARED VOTING POWER

  1,977,153

9
SOLE DISPOSITIVE POWER

                   0

10
SHARED DISPOSITIVE POWER

                   1,977,153
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,977,153
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.30%
14
TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   876628108



Page   4   of    12     Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Martley International, Inc., a Delaware
corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   0

8
SHARED VOTING POWER

                   1,977,153

9
SOLE DISPOSITIVE POWER

                   0

10
SHARED DISPOSITIVE POWER

                   1,977,153
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,977,153
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.30%
14
TYPE OF REPORTING PERSON*

                   CO*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.


ITEM 1.      Security and Issuer

             This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of
Tatham Offshore, Inc. (the "Issuer"). The Issuer's principal executive office is located at 7400 Texas
Commerce Tower, 600 Travis Street, Houston, Texas  77002.

ITEM 2.      Identity and Background

             (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott
Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate
International, L.P., a Cayman Islands limited partnership
("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a New
Jersey limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation
("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate.
Martley expressly disclaims equitable
ownership of and pecuniary interest in any Common Stock.


ELLIOTT

             The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York
10019.

             The principal business of Elliott is to purchase, sell, trade and invest in securities.


             SINGER

                   Singer's business address is 712 Fifth Avenue,
36th Floor, New York, New York
             10019.

                   Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.


             BRAXTON LP

                   The business address of Braxton LP is 1086
Teaneck Road, Teaneck, New Jersey
             07666.

                   The principal business of Braxton LP is the furnishing of investment advisory services.

                   The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

             NAME
ADDRESS
OCCUPATION
Paul E. Singer
712 Fifth Avenue
36th Floor
New York, New York  10019
General partner of Elliott and
Braxton LP and President of
Martley



  Braxton
             Associates, Inc.
1086 Teaneck Road
Teaneck, New Jersey  07666
The principal business of Braxton
Associates, Inc. is serving as
general partner of Braxton LP
                   The name, business address, and present
principal occupation or employment
             of each director and executive officer of Braxton
Associates, Inc. are as follows:

             NAME
ADDRESS
OCCUPATION
Paul E. Singer
712 Fifth Avenue
36th Floor
New York, New York  10019

General partner of Elliott and
Braxton LP and President of
Martley






WESTGATE

             The business address of Westgate is Westgate
International, L.P., c/o Midland Bank
Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street,
Grand Cayman, Cayman Islands,
British West Indies.

             The principal business of Westgate is to purchase, sell, trade and invest in securities.

             The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME
ADDRESS
OCCUPATION
Hambledon, Inc.
Hambledon, Inc.
c/o Midland Bank Trust
Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
The principal business of
Hambledon is serving as general
partner of Westgate

             HAMBLEDON, INC.

                   The name, business address, and present
principal occupation or employment
             of each director and executive officer of Hambledon are as follows:

NAME
ADDRESS
OCCUPATION
Paul E. Singer
712 Fifth Avenue
36th Floor
New York, NY 10019
General partner of Elliott and
Braxton LP and President of Martley

MARTLEY INTERNATIONAL, INC.

             The business address of Martley is 1086 Teaneck
Road, Teaneck, New Jersey 07666.


             The principal business of Martley is to act as investment manager for Westgate.

             The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME
ADDRESS
OCCUPATION
Paul E. Singer
712 Fifth Avenue
36th Floor
New York, NY  10019
General partner of Elliott
and Braxton LP and
President of Martley

             (d) and (e) During the last five years, none of the persons or entities above has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) All of the natural persons listed above are citizens of the United States of America.


ITEM 3.      Source and Amount of Funds or Other Consideration

             The source and amount of funds used by Elliott in making purchases of the Common
Stock beneficially owned by it are set forth below.

                         SOURCE OF FUNDS

AMOUNT OF FUNDS
Margin accounts maintained at Merrill Lynch,
Pierce, Fenner and Smith Inc. and Bear,
Stearns & Co. Inc.
$7,857,457

             The source and amount of funds used by Westgate in making purchases of the
Common Stock beneficially owned by it are set forth below.

                         SOURCE OF FUNDS

AMOUNT OF FUNDS
Margin accounts maintained at First
Chicago/NBD Corp. and Merrill Lynch,
Pierce, Fenner and Smith Inc.
$1,306,250

ITEM 4.      Purpose of Transaction

             Each of Elliott and Westgate acquired the Common
Stock beneficially owned by it in
the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.
Martley has acted as investment manager with respect to Westgate's acquisition of its Common
Stock.

             Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional Common Stock or may dispose of all or a portion of the Common Stock that it now beneficially owns or may hereafter acquire.

             The Issuer has indicated its intent to nominate Jon
Pollock, an employee of an affiliate
of Elliott, to serve on the Issuer's Board of Directors, and Mr.
Pollock has agreed to accept such
nomination.

             Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4.


ITEM 5.      Interest in Securities of the Issuer

             (a)  Elliott owns 5,187,784 shares of Series A 12%
Convertible Exchangeable
Preferred Stock (the "Preferred Stock") which is convertible into
11,914,527 shares of Common
Stock, representing 32.17% of the class of Common Stock.

             Westgate owns (i) 25,000 shares of Common Stock and
(ii) 850,000 shares of
Preferred Stock which is convertible into 1,952,153 shares of Common Stock, together representing
7.30% of the class of Common Stock.

             (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

             Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in Item
2 above and expressly incorporated by reference herein.

             (c) The following transactions were effected by Elliott during the past sixty (60) days:



DATE
SECURITY
AMOUNT
BOUGHT (SOLD)
PRICE,
EXCLUDING
COMMISSION
TYPE OF
TRANSACTION
05/01/96
Common Stock
(10,000)
$ 1.313
Over-the-counter (in
New York)
05/03/96
Common Stock
(13,000)
$ 1.236
Over-the-counter (in
New York)
05/03/96
Common Stock
(25,000)
$ 1.219
Over-the-counter (in
New York)
05/08/96
Common Stock
(25,000)
$ 1.338
Over-the-counter (in
New York)
05/09/96
Common Stock
(20,000)
$ 1.375
Over-the-counter (in
New York)
05/15/96
Common Stock
(9,000)
$ 1.313
Over-the-counter (in
New York)
05/17/96
Common Stock
(5,000)
$ 1.313
Over-the-counter (in
New York)
05/17/96
Common Stock
(12,000)
$ 1.313
Over-the-counter (in
New York)
05/21/96
Common Stock
(3,000)
$ 1.313
Over-the-counter (in
New York)
05/22/95
Common Stock
(7,000)
$ 1.336
Over-the counter (in
New York)
05/22/96
Common Stock
(6,400)
$ 1.336
Over the counter (in
New York)
05/23/96
Common Stock
 (20,000)
$ 1.352
Over-the-counter (in
New York)
05/24/96
Common Stock
  (4,000)
$ 1.375
Over-the-counter (in
New York)
05/29/96
Common Stock
(21,000)
$ 1.313
Over-the-counter (in
New York)
05/30/96
Common Stock
(15,000)
$ 1.313
Over-the-counter (in
New York)
05/31/96
Common Stock
(15,000)
$ 1.375
Over-the-counter (in
New York)
06/03/96
Common Stock
(35,000)
$ 1.383
Over-the-counter (in
New York)
06/03/96
Common Stock
(5,000)
$ 1.383
Over-the-counter (in
New York)
06/07/96
Common Stock
(11,000)
$ 1.790
Over-the-counter (in
New York)
06/10/96
Common Stock
(10,000)
$ 1.625
Over-the-counter (in
New York)
06/10/96
Common Stock
(15,000)
$ 1.625
Over-the-counter (in
New York)
06/14/96
Common Stock
(1,700)
$ 1.375
Over-the-counter (in
New York)
06/14/96
Common Stock
(3,300)
$ 1.375
Over-the-counter (in
New York)
06/17/96
Common Stock
(25,000)
$ 1.250
Over-the-counter (in
New York)
07/01/96
Preferred Stock
5,012,784
  $ 2.000
Warrant exercise

07/01/96

Preferred Stock

175,000

$ 2.000

 Warrant exercise















             The following transactions were effected by Westgate during the past sixty (60) days:

DATE
SECURITY
AMOUNT BOUGHT
(SOLD)
PRICE,
EXCLUDING
COMMISSION
TYPE OF
TRANSACTION
06/10/96
Common Stock
25,000
$ 1.625
Over-the-counter (in
New York)
06/12/96
Common Stock
(1,500)
$ 1.313
Over-the-counter (in
New York)
06/13/96
Common Stock
(23,500)
$ 1.300
Over-the-counter (in
New York)
06/17/96
Common Stock
25,000
$ 1.250
Over-the-counter (in
New York)
07/01/96
Preferred Stock
850,000
$ 2.000
 Warrant exercise










             (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

             No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

             (e)  Not applicable.


ITEM 6.      Contracts, Arrangements, Understandings or
             Relationships With Respect to Securities of the
Issuer

             Elliott has granted three call options on an aggregate of 2,447,035 shares of Preferred
Stock exercisable on December 31, 1996 with an exercise price of $1.80 per share.

             The Reporting Persons have executed a certain Joint
Filing Agreement dated as of July
1, 1996 with respect to securities of the Issuer.


ITEM 7.      Material To Be Filed As Exhibit

             Exhibit A -  Joint Filing Agreement

                                        SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:       September 12, 1996              ELLIOTT ASSOCIATES,
L.P.


By:
         Paul E. Singer
         General Partner

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc., as
      Investment Manager


    By:
         Paul E. Singer
         President


MARTLEY INTERNATIONAL, INC.


By:
         Paul E. Singer
         President


                                        EXHIBIT A

                                 JOINT FILING AGREEMENT



      The undersigned hereby agree that the statement on Schedule 13D with respect to the
Common Stock of Tatham Offshore, Inc., dated July 1, 1996, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-2(f) under the Securities Exchange Act of 1934, as amended.


Dated as of:  July 1, 1996

ELLIOTT ASSOCIATES, L.P.



By:    PAUL E. SINGER
       GENERAL PARTNER
WESTGATE INTERNATIONAL, L.P.



By:  Martley International, Inc., as
                                                    Investment
Manager


                                                  By:  PAUL E.
SINGER
                                                       PRESIDENT



MARTLEY INTERNATIONAL, INC.



By:    PAUL E. SINGER
       PRESIDENT